SEWARD & KISSEL LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                             July 13, 2011

VIA EDGAR

Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     The Ibero-America Fund, Inc.
                 Schedule 14A
                 File Nos. 005-50387 and 811-05189
                 ---------------------------------

Dear Ms. Hatch:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the preliminary proxy statement filed on Schedule 14A of The Ibero-America Fund, Inc. (the "Fund") as provided orally to Young Seo of this office on July 8, 2011. The Staff's comments and our responses are discussed below.

Comment 1:  Proposal One - Background and Reasons for the Proposal: Second
            bullet point disclosure states that "the Fund still has a relatively high expense ratio compared with those of many other closed-end funds". To the Staff, the Fund's expense ratios provided in the disclosure (1.20%, 1.84% and 2.16%) do not appear to be high compared to those of other closed-end funds. Please discuss how the Adviser determined that the Fund's expense ratio was high compared with those of other closed-end funds. For example, disclosure regarding Lipper average expense ratio for closed-end funds, if available, may be provided.

RESPONSE:   WE HAVE REVISED THE DISCLOSURE TO CLARIFY THAT THE FUND'S EXPENSE
            RATIOS WERE COMPARED WITH THOSE OF MANY OTHER CLOSED-END FUNDS IN
            THE FUND'S PEER GROUP.

Comment 2:  Proposal One - Background and Reasons for the Proposal: Third bullet point discusses how the Fund's shares generally traded at a discount to net asset value ("NAV") during the past three years, from May 2008 to April 29, 2011. Please provide the "high" and "low" share price for either the entire three year period or each of the three years.

RESPONSE:   WE HAVE REVISED DISCLOSURE TO PROVIDE THE HIGH AND LOW SHARE PRICE
            FOR THE THREE YEAR PERIOD.

Comment 3:  Proposal One - Liquidating Distributions: Disclosure states that, after the initial distribution, an estimated amount of the Fund's assets may be withheld until the final distribution, which amount may include a "material" amount for liabilities related to potential litigation involving the Fund and its officers and directors. Since the amount may be "material", please include a separate section to provide more information regarding potential litigation. If it can be quantified, please provide how much of the Fund's NAV is anticipated to be withheld. Please also provide the time frame for the final distribution.

RESPONSE:   WE HAVE REVISED THE DISCLOSURE IN RESPONSE TO THIS COMMENT.

Comment 4:  Proposal One - Liquidating Distributions: Please state in the comment-response letter if the Fund will incur any management fees or any other fees on the amount withheld (i.e., on the amount not initially distributed).

RESPONSE:   THE FUND WILL NOT INCUR ANY MANAGEMENT FEES OR ANY OTHER FEES ON
            THE AMOUNT WITHHELD.

Comment 5:  Questions and Answers - How Will the Liquidation Work?: The Answer
            does not disclose that a "material" amount may be withheld after the initial distribution. Please provide (1) disclosure in the Answer that such a "material" amount may be withheld for liabilities related to potential litigation involving the Fund and its officers and directors and (2) a cross reference to the "Liquidating Distributions" section that discusses how a "material" amount may be withheld for liabilities related to potential litigation involving the Fund.

RESPONSE:   WE HAVE REVISED THE DISCLOSURE IN RESPONSE TO THIS COMMENT.

Comment 6:  Information as to the Fund's Investment Adviser and Administrator:
            Please provide the name and address of the principal underwriter of the Fund.

RESPONSE:   THE FUND DOES NOT HAVE A PRINCIPAL UNDERWRITER. WE HAVE NOT REVISED
            THE DISCLOSURE IN RESPONSE TO THIS COMMENT.

                                     * * *

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                             Sincerely,

                                             /s/ Young Seo
                                             ------------------------
                                                 Young Seo


cc:   Emilie D. Wrapp, Esq.
      Nancy E. Hay, Esq.
      Kathleen K. Clarke, Esq.

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